INVEST IN THE COVEN

A coworking community designed for belonging



thecoven.com · Minneapolis MN

LEAD INVESTOR

Shannon O'Leary F.R. Bigelow Foundation

F.R. Bigelow Foundation chose to lead The Coven's seed round because we believe in the power of the founders. They've proven resiliency and growth through the most challenging storms, and they continue to build the future of work with equity at the core of expansion.

Invested $750,000 this round

Notable Investors

Jason Calacanis	LAUNCH
Lightspeed Venture Partners	Hannah Jones
Groove Capital	New Age Capital
Pablo	F.R. Bigelow Foundation

Highlights

1. $65K MRR
2. 750+ active paying members
3. Signed and opened The Coven's first franchise within 6 months of franchise launch announcement.
4. The Coven serves underdog cities in the middle and southern U.S. bursting with pent up demand
5. Beyond workspace, we offer a robust set of tools and content designed for professional development
6. Featured in Forbes, Fortune, Inc Magazine, Architectural Digest, Business Insider and more.
7. Have closed $1.53M of our current $2.5M seed round in the last four months.

Our Team



Alex Steinman Co-founder / Partner

A nationally recognized voice, Alex empowers entrepreneurs and leaders across communities to achieve success. AMEX 100 for 100 list, Inc. Magazine 100 Female Founder. BA Journalism-Strategic Communications, University of Minnesota.



Bethany Iverson Co-founder / Partner

Award-winning outside-the-box brand strategist, researcher, and entrepreneur. BS, Entrepreneurial Studies, Minneapolis College of Art and Design; MS, Rhetoric, Scientific and Technical Communication, University of Minnesota. LAUNCH accelerator Alum.



Erinn Farrell Co-founder / Partner

A leader in inclusive interior design with a gift for turning environments into high-performing, empathetic spaces. Recognized by the Effies, The Drum, and Interior Design. BA Communications, Cornell University.



Liz Giel Co-founder / Partner

A human-centered design expert and The Coven's marketing leader. Recognized by the Effie's, the Webby's, and Cannes Lions among others. BA Psychology and Spanish, University of Minnesota. MS Strategic Design, Parsons School of Design.

Welcome to The Coven


THE
COVEN
A SPACE FOR RADICAL CHANGEMAKERS

The Coven is a coworking community designed for belonging and growth. We create the conditions for physical and psychological safety to flourish, increasing our members' biases for action and risk taking . Our business is a catalyst for professional transformation offering workshops, connections, and coaching both online and in person.


THE FUTURE OF WORK IS HERE.
There are multiple indicators that tell us it's arrived:
EXIT
FOR RENT
Women are leaving the traditional workforce
Professional development and workplace flexibility
Office space is changing

Women are leaving the traditional workforce to start more than 1800 new businesses each day. They're creating a new economy and are in need of a place to learn the ropes as they build and scale.

- **Professional development and workplace flexibility** are the top two ways to improve work life - regardless of if you're an entrepreneur or corporate employee.
- **Office space is changing.** In the next 4 years, the majority of US leases are coming up for renewal. JLL, one of the biggest real estate companies in the world, predicts the majority of businesses will let go of a large portion of their traditional commercial leases and move to flexible work options in the coming years.

The Coven solves for this new reality.


THE COVEN PROVIDES PHYSICAL AND PSYCHOLOGICAL SAFETY
&

The Coven provides physical and psychological safety in a brave environment that helps members develop a bias for risk taking and action in beautiful in-person and virtual spaces.





Our digital programming is organized in both on demand series and live workshops that help members launch and grow businesses, build confidence in their leadership skills, and incorporate DEI practices in their organizations.



DIVERSIFIED REVENUE STREAMS
WITH A FOCUS ON THE FUTURE OF WORK
SPACE MEMBERSHIP
FRANCHISE GROWTH
EMPRESS INSIGHTS

The Coven has three diverse revenue streams that allow us to maximize income, grow sustainably, and remain obsessed and tapped into the future of work.

Our locations boast impressive unit economics. Our proven growth strategy includes pre-selling 150 founding memberships for cash efficiency. We've seen our spaces reach profitability in 18 months with an average contribution margin of 32%.

Our members represent diverse lived experiences.

Coven members are diverse in age, race, industry, and socioeconomics, so we offer membership plans to suit a variety of lifestyles and stages. The Coven's special sauce is in equipping each member with the unique resources they need to thrive.

Our membership plans:



CONNECT
Digital Membership
$14 PER MONTH
BUILD
Flexible Membership
$149 PER MONTH
GROW
Unlimited Membership
$249 PER MONTH
TEAM
Group Membership
$500 PER MONTH



AN ENGINE FOR SOCIAL CHANGE

Our 5-for-1 community funded membership program has provided access to more than 300 people from traditionally marginalized communities. We have so many success stories, but one of my personal favorites is Wintana Melekin helping 5 black owned businesses open from our space after leaving a toxic work environment and launching her own consultancy. The majority of our members say they've made the connections and have learned the skills needed to launch their biggest dreams out of The Coven and step into their economic power.



TEAM MEMBERSHIP GROWTH VALIDATES FUTURE
OF WORK AND REAL ESTATE MARKET INDICATORS

We've seen a 400% increase YOY in team memberships and are consistently at full capacity in our private offices. In addition, we're seeing strong interest from corporate partners both locally and nationally, representing a huge growth opportunity as we scale across the country.


BRINGING THE COVEN TO NEW
MARKETS WITH SPEED AND EFFICIENCY
2022
2023-2024
2025-2027

We're expanding through franchising, allowing us to bring The Coven to underdog markets across the country with speed and efficiency. The cost of doing business in underdog cities is affordable yet members are willing to pay premiums similar to tier one markets, allowing us to maximize profit per member per square foot.

According to Liz Elam, Founder and Executive Producer of Global Coworking Unconference (GCUC), the leading conference on coworking, The Coven is officially the first, and to our knowledge the only, woman-owned coworking franchise in the world. The Coven team is uniquely positioned to bring this to life as franchising allows us to do what we do best:

- Designing award-winning inclusive workspaces
- Provide best-in class branding and marketing
- Develop entrepreneurs


COMPETITIVE ECONOMICS
THE COVEN

Our franchise model has competitive economics:

- $50K franchise fee
- 10% monthly royalty with 2% attributed to marketing spend
- $825/month digital platform fee

At a moderate growth rate, we anticipate an average of 20% YOY growth for our franchisee locations.

In the next three years, The Coven is expanding through the middle and southern parts of the country, which represents a total addressable market of more than 7 million members in underdog markets alone.

With just organic reach only, we've seen 2 dozen entrepreneurs reach out and begin the vetting process. Our first franchise is opening in June 2023! We are down the road with confidence in two additional franchisees opening this year. We continue to grow the sales pipeline, building relationships with key city governments and economic development teams, local chambers, and the International Franchise Association.


EMPRESS SOLVES FOR THE FUTURE OF WORK
EMPRESS
Empress is an insights studio that partners with mission-driven organizations to design the future of work.

Today's professional world is rapidly evolving. Modern leaders must be prepared and equipped to handle shifts in demographics, technologies, values, and workplace rituals.

Empress, a research studio by The Coven provides a **data-informed approach** to the future of work, combining **cultural analysis** and **market research** to unearth tactical recommendations and unexpected insights—ultimately driving business results and building an equitable new era of work.

Our annual subscription offerings are priced, on average, at $5,000 per year and appeal to corporate leaders, HR professionals, and DEIJ consultants looking for insights and solutions to build a more inclusive workplace.


THE COVEN'S SITES ARE SET ON GLOBAL EXPANSION
3
$1.6M ARR
2023
10
$2.8M ARR
2024
20
$4.6M ARR
2025
100
$14.9M ARR
2028
300
$45M ARR
Global Expansion
2030

The projections above are forward-looking and cannot be guaranteed.

We hope to $40M in revenue in the middle of the country alone, but our sights are set beyond that with plans to expand globally and break into verticals like hospitality and lodging that are begging for femme forward innovation


Inc. Female Founders
NEXT 1000
COSMOPOLITAN
FORTUNE
Inc.
The Lily
AD
StarTribune
MINNESOTA PUBLIC RADIO

Our founder team is made up of four undaunted women from the advertising industry with a track record of building bold, courageous brands. We've been recognized globally for our inclusive approach to design and the future of work.

The Coven has been featured in:

- Inc Magazine
- Franchise Times
- Essence Magazine
- Black Enterprise Magazine
- Because of Them We Can
- Rise of the Rest Ecosystem Playbook
- Inc Magazine
- Fortune Magazine
- Architectural Digest
- The Lily


OUR INVESTORS
GROOVE CAPITAL
LAUNCH
Lightspeed
MORTENSON FAMILY FOUNDATION
New Age CAPITAL
F. R. BIGELOW FOUNDATION

The Coven is backed by brilliant minds and strong capital from across the country. Our angel and institutional investors including Lightspeed Ventures, New Age Capital, Launch, F.R. Bigelow, Mortenson Family Foundation, Pablo

New Age Capital, Launch, F.K. Bigelow, Mortenson Family Foundation, Pablo Capital, and Groove Capital.